Exhibit 99.1

KNOT OFFSHORE PARTNERS LP ANNOUNCES COMPLETION OF THE ACQUISITION OF THE BRASIL KNUTSEN

15.12.2017

ABERDEEN, Scotland—(BUSINESS WIRE)— KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has acquired (the “Acquisition”) all of the ownership interests in KNOT Shuttle Tankers 32 AS (“KNOT 32”), the company that owns and operates the shuttle tanker Brasil Knutsen, from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) for an aggregate purchase price of $96.0 million, less $59.0 million of outstanding indebtedness under the secured credit facility related to the vessel (the “Brasil Facility”), less approximately $35.2 million for a loan owed by KNOT 32 to Knutsen NYK (the “Company Liquidity Loan”), plus certain capitalized fees related to the financing of the Brasil Knutsen. Upon closing of the Acquisition, KNOT 32 repaid the Company Liquidity Loan in full.

The purchase price was settled by way of a cash payment of approximately $2.4 million, and will be subject to certain post-closing adjustments for working capital and interest and currency fluctuation on the Company Liquidity Loan.

The Brasil Facility is repayable in quarterly installments with a final balloon payment of $41.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%.

The Brasil Knutsen is a 153,684-deadweight ton DP2 Suezmax class shuttle tanker, built by Samsung Heavy Industries in Korea and delivered in May 2013. The vessel is operating in Brazil under a time charter with Galp Sinopec Brazil Services B.V., which will expire in the third quarter of 2022. The charterer has options to extend the charter for two three-year periods.

The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase price and terms of the Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisition.

About KNOT Offshore Partners LP

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the deep-water offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to integrate and realize the expected benefits from acquisitions, including the acquisition of KNOT 32;

•	shuttle tanker market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s ability to implement its growth strategies on a timely basis or at all and other plans and objectives for future operations;

•	the Partnership’s future revenues, expenses, financial condition and results of operations;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•	charter commencement and termination dates and extensions of charters; and

•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Source: KNOT Offshore Partners LP

KNOT Offshore Partners LP

John Costain, 44 749 6170 620

Chief Executive Officer and Chief Financial Officer